December 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Shih-Kuei Chen and Erin E. Martin

Re:	CRYPTO 1 ACQUISITION CORP. (the “Company”)
Registration Statement on Form S-1
File No. 333-261051

Dear Shih-Kuei Chen and Erin E. Martin,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-261051) (the “Registration Statement”) be accelerated so as to permit it to become effective at 4:00 p.m., New York City time, on December 6, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Reed Smith LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as Representatives of the underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

B. RILEY FBR, INC.

By:	/s/ Jimmy Baker

Name: Jimmy Baker
Title: President